September 28, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Jasmin Corp.

Registration Statement on Form S-1

Filed September 1, 2016

 File No. 333-213425

Dear Messrs.:

This letter sets forth the responses of Jasmin Corp. (the “Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of September 23, 2016.

General

1.       Please revise your prospectus to accurately reflect that you have one officer and director; we note that you refer to management throughout the prospectus in the plural form. For example, on page 8, you disclose “our principal executive officer and principal financial officer have no experience” and on page 15 “our officers and directors will sell shares offered by the company”.

Response: The prospectus was revised in accordance to the comment.

Registration Statement Cover page

2.       Please correct your cover page to reflect the correct agent for service, as we note the current contact information is incorrect.

Response: The information was corrected in accordance to the comment.

Table of Contents, page 4

3.       Please revise the dealer prospectus delivery legend below your table of contents to provide that dealers will be required to deliver a prospectus until the expiration of the 90- day period following the first bona fide offering of your common stock, as required by Securities Act Rule 174(c).

Response: The statement was added in accordance to the comment.

General Information about Our Company, page 5

4.       Please include more information about the products you intend to sell; we note the examples on page 20 provide a better explanation than “home and space decorations made from cork materials.” In addition, please describe the printing and manufacturing process in which you intend to engage.

Response: The information was added in accordance to the comment.

You may not revoke your subscription agreement... or receive a refund of any funds advanced... , page 9

5.       We note your disclosure that investors may not revoke or seek a refund of monies paid for shares even if they subsequently learn information about the company that they consider to be materially unfavorable. Please revise to clarify that this does not limit any rights investors may have under the federal securities laws regarding material misstatements or omissions by the company in the prospectus or registration statement.

Response: The information was disclosed in accordance to the comment.

Use of Proceeds, page 13

6.       We note your disclosure that none of the itemized expenditures are listed in any order of priority or importance. Please revise this statement, as Instruction 1 to Item 504 of Regulation S-K requires that you discuss the priority in which funds will be used. In this regard, the statement also seems inconsistent with the order or priority in which you plan to use the offering proceeds as described in your plan of operations beginning on page 17.

Response: The statement was revised in accordance to the comment.

7.       Disclosure in your plan of operations on page 17 states that $20,000 will satisfy your cash requirements for 12 months and that if you raise this amount, you will not need additional funds to meet operating expenses during that period. However, you do not allocate any offering proceeds toward office rental if you only raise $20,000. Please discuss your source of funds to pay rent under the remaining term of the office lease you filed as an exhibit to the registration statement if you only raise $20,000 in the offering.

Response: The statement was revised in accordance to the comment.

Dilution, page 15

8.       In addition to the disclosure you have provided, please include a table disclosing the disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years. Please include columns for the number and percent of shares purchased; amount and percent of total consideration; and the average price per share for existing shareholders versus new investors.

Response: The columns were included in accordance to the comment.

Interest of Named Experts and Counsel, page 17

9.       Please include the address of counsel as required by paragraph 23 of Schedule A to the Securities Act. In addition, please refile the legality opinion so that it includes contact information for counsel.

Response: The address was included and legal opinion refiled in accordance to the comment.

Description of Business, Product, page 20

10.    Please include more detail with regard to the nature of products you intend to sell. For example, we note you list examples but then later refer to carpets and other items that are not discussed. Please include more information with regard to where and how you will source the cork and manufacture these products. Please disclose and describe the terms of any material contracts with distributors or manufacturers.

Response: The description was added in accordance to the comment.

11.    We note your reference in this section and throughout the prospectus, to the sales contract with Un Rien De Vous. Please provide more detail with regard to this arrangement, including the volume of merchandise subject to the contract and consideration. Please revise references to Decora to clarify that there can be no assurance that you will negotiate acceptable terms and reach an actual agreement.

Response: The description was added and the agreement with Un Rien De Vous was refiled in accordance to the comment.

Production Process, page 20

12.    Please clarify whether you have already acquired your wood engraving machine and printer and what portion of the purchase price you must still pay for. In this regard, information in note 1 to your audited financial statements suggests that you have already purchased this equipment, although it is unclear where this equipment or any outstanding amount of purchase price appear in your balance sheet. Please also elaborate in the use of proceeds section on whether this is the equipment you would begin to purchase only after you had received proceeds from at least $40,000 in the offering. We note that you do not allocate any offering proceeds toward equipment at the $20,000 level.

Response: The Company has already purchased necessary equipment to start our operations. The additional equipment will be purchased for funds that will be raised, if any from selling the shares in the Company’s offering.

Directors and Executive Officers, page 26

13.    Please include the business experience for Mr. Chavanaz, in accordance with Item 401(e) of Regulation S-K.

Response: The business experience was added in accordance to the comment.

Financial Statements

14.    Your balance sheet shows that you have $5,925 in total assets, including only $3,745 in current assets. No other assets are shown. Please clarify.

Response: The balance sheet was clarified in accordance to the comment.

                        Sincerely,

                        /s/ Jean-Paul Chavanaz

                        Director of Jasmin Corp.